Exhibit 14.2

VoiceServe is a holding company for its wholly owned subsidiaries, including:

1.	VoiceServe Limited, a corporation incorporated in the United Kingdom on March 21, 2002;
2.	VoipSwitch Inc., a corporation incorporated in the Republic of Seychelles on May 9, 2005;
3.	VoipSwitch Inc., a Delaware corporation incorporated on January 8, 2010; and
4.	VoipSwitch AG, a Swiss corporation.